Exhibit 99.1

SuperX Launches the Latest XN9160-B300 AI Server, Blackwell Ultra Delivers 50% More Compute Over Blackwell

SINGAPORE, October 3, 2025 — Super X AI Technology Limited (NASDAQ: SUPX) (“the Company” or “SuperX”) today announced the launch of its latest flagship product, the SuperX XN9160-B300 AI Server. Powered by NVIDIA’s Blackwell GPU (B300), the XN9160-B300 is designed to meet the growing demand for scalable, high-performance computing across AI training, machine learning (ML), and high-performance computing (HPC) workloads. Engineered for extreme performance, the system integrates advanced networking capabilities, scalable architecture, and energy-efficient design to support mission-critical data center environments.

The SuperX XN9160-B300 AI Server is purpose-built to accelerate large-scale distributed AI training and AI inference workloads, providing extreme GPU performance for intensive, high-demand applications. Optimized for GPU-supported tasks, it excels in foundation model training and inference, including reinforcement learning (RL), distillation techniques, and multimodal AI models, while also delivering high performance for HPC workloads such as climate modeling, drug discovery, seismic analysis, and insurance risk modeling.

Designed for enterprise-scale AI and HPC environments, the XN9160-B300 combines supercomputer-level performance with energy-efficient, scalable architecture, offering mission-critical capabilities in a compact, data-center-ready form factor.

The launch of the SuperX XN9160-B300 AI server marks a significant milestone in SuperX's AI infrastructure roadmap, delivering powerful GPU instances and compute capabilities to accelerate global AI innovation.

Figure 1. SuperX XN9160-B300 AI Server, Powered by NVIDIA Blackwell Ultra

XN9160-B300 AI Server

The SuperX XN9160-B300 AI Server, unleashing extreme AI compute performance within a 8U chassis, features Intel Xeon 6 Processors, 8 NVIDIA Blackwell B300 GPUs, up to 32 DDR5 DIMMs, and high-speed networking with up to 8 × 800 Gb/s InfiniBand.

High GPU Power and Memory

The XN9160-B300 is built as a highly scalable AI node, featuring the NVIDIA HGX B300 module housing 8 NVIDIA Blackwell B300 GPUs. This configuration provides the peak performance of the Blackwell generation, specifically designed for next-era AI workloads.

Crucially, the server delivers a massive 2,304GB of unified HBM3E memory across its 8 GPUs (288GB per GPU). This colossal memory pool is essential for eliminating memory offloading, supporting larger model residence, and managing the expansive Key/Value caches required for high-concurrency, long-context Generative AI and Large Language Models.

Extreme Inference and Training Throughput

The system leverages the B300 Ultra’s superior FP4/NVFP4 precision and second-generation Transformer Engine to achieve monumental performance leaps. According to NVIDIA, Blackwell Ultra delivers a decisive leap over Blackwell by adding 50% more NVFP4 compute and 50% more HBM capacity per chip, enabling larger models and faster throughput without compromising efficiency.1 Scaling is effortless, thanks to eight 800Gb/s OSFP ports for InfiniBand or dual 400Gb/s Ethernet. These ports allow for the high-speed, low-latency communication necessary to connect the servers into vast AI Factories and SuperPOD clusters. The fifth-generation NVLink interconnects further ensure that the 8 on-board GPUs communicate seamlessly, acting as a single, potent accelerator.

[1]	https://developer.nvidia.com/blog/inside-nvidia-blackwell-ultra-the-chip-powering-the-ai-factory-era/

Robust CPU and Power Foundation

The GPU complex is supported by a robust host platform featuring Dual Intel Xeon 6 Processors, providing the efficiency and bandwidth required to feed the accelerators with data. The memory subsystem is equally formidable, utilizing 32 DDR5 DIMMs supporting speeds up to 8000MT/s (MRDIMM), ensuring the host platform never bottlenecks the GPU processing.

For mission-critical reliability and sustained performance, the XN9160-B300 is equipped with 12 × 3000W 80 PLUS Titanium redundant power supplies, ensuring extremely high energy efficiency and stability under continuous peak load. The system also includes multiple high-speed PCIe Gen5 x16 slots and comprehensive storage options, including eight 2.5” Gen5 NVMe hot-swap bays.

Technical Specifications:

CPU	2x Intel® Xeon 6th Gen P-Core Processor up to 350W(SP)/500W(AP)
GPU	8* Nvidia Blackwell B300
Memory	32* 96GB DDR5 5600 RDIMM
System Disk	2* 1920GB SSD
Storage Disk	8* 3.84TB NVMe U.2
Network	8* OSFP (800G) from CX8 on the module
Dimension	8U 447mm(H) x 351mm(W) x 923mm(D)

Market Positioning

The XN9160-B300 is built for organizations pushing the boundaries of AI, where maximum scale, next-generation models, and ultra-low latency are core requirements:

●	Hyperscale AI Factories: For cloud providers and large enterprises building and operating trillion-parameter foundation models and highly demanding, high-concurrency AI reasoning engines.

●	Scientific Simulation & Research: For exascale scientific computing, advanced molecular dynamics, and creating comprehensive industrial or biological Digital Twins.

●	Financial Services: For real-time risk modeling, high-frequency trading simulations, and deploying complex large language models for financial analysis with ultra-low latency demands.

●	Bioinformatics & Genomics: For accelerating massive genome sequencing, drug discovery pipelines, and protein structure prediction at scales requiring the B300's immense memory capacity.

●	Global Systems Modeling: For national meteorological and governmental agencies requiring extreme compute for global climate and weather modeling and highly detailed disaster prediction.

Purchase & Contact Information

For product inquiries, sales, and detailed specifications, please contact our product sales team at: Sales@superx.sg

About Super X AI Technology Limited (NASDAQ: SUPX)

Super X AI Technology Limited is an AI infrastructure solutions provider, and through its wholly-owned subsidiaries in Singapore, SuperX Industries Pte. Ltd. and SuperX AI Pte. Ltd., offers a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, High-Voltage Direct Current (HVDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

Safe Harbor Statement

This press release may contain forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The reader is cautioned not to rely on these forward-looking statements. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Contact Information

Product Inquiries: sales@superx.sg

Investor Relation: ir@superx.sg

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